GLOBAL corporate compliance

07025320

July 9, 2007

RECEIVED
JUL 1 6 2007
186
PROCESSING SECTION

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs: Q Gold Resources Ltd

SUPPL

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release Dated June 14, 2007
2. News Release Dated June 27, 2007

Yours truly,

PROCESSED
JUL 2 0 2007
THOMSON
FINANCIAL

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Junior Associate

encl

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ACQUIRES OPTIONS ON ADDITIONAL PROPERTIES IN RAINY RIVER GREENSTONE BELT

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, June 14, 2007 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) announced today that it has obtained options to purchase both mining and surface rights on 1,638 acres of patented claims in the Rainy River Mining District near Stratton, Ontario in the Morley and Patullo Townships. The Options, obtained from private landowners, are valid for a period of five years and are adjacent to a 2,600 acre block that Q-Gold acquired by staking in March of this year (see Press Release April 26, 2007). The options give the Company, already the second largest landowner in the area behind Rainy River Resources Ltd., control over 4,238 acres in one of Canada's most exciting new gold plays as Rainy River Resources has recently announced discovery of a series of high-grade gold zones in the area.

The new options were acquired for cash and total of 102,380 common shares of Q-Gold stock at a deemed price of $0.20 per share. These acquisitions are subject to approval from the TSX Venture Exchange. The options will vest after a series of annual cash payments over the five year term or earlier, at Q-Gold's election. Landowners will retain a 2% Net Smelter Return ("NSR") royalty on all mineral production from the patents.

As stated in the earlier press release, "The Q-Gold property also contains a significant gold-in-till anomaly determined by the OGS (Geologic Series – OGS Map P. 3110, 1987, Johns, G.W., Author) that is in proximity to underlying bedrock parallel shear structures determined by previous magnetic surveys."

Geologic mapping, sampling and trenching on the Company's Rainy River holdings will begin within the month in preparation for a reverse-circulation drilling program anticipated to begin in late summer or early fall to test the gold-bearing potential of the bedrock.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of over 32,000 acres and over 4,000 acres in the Rainy River greenstone belt.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II President
1-888-779-0166
Website: www.QGoldResources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD PREPARES TO OPEN UP FOLEY GOLD MINE

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, June 27, 2007 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) is pleased to announce that it has engaged Paul Whelan Mining Contractors of Kirkland Lake, Ontario ("Whelan") to implement the First Phase of the de-watering, inspection, and re-entry of the Corporation's 100%-owned Foley Gold Mine near Mine Centre, Ontario. The historic Foley Mine was acquired by Q-Gold in February of 2006, having been under option to the Corporation since October of 2005.

The First Phase will consist of reconstructing the collar of the North Shaft, and installing a permanent pumping system to the 400 foot level. A building will also be constructed to house generating equipment, electrical panels, hoisting mechanisms, compressors and tools in preparation for the de-watering and subsequent safe re-entry of the mine and conduct of underground exploration operations to 400 feet. Men and equipment are being mobilized and are expected to be on site within two weeks. The Second Phase will involve installing an additional pump and pumping out water to the 850 foot level to permit exploration of the levels below 400 feet, where many of the reported "speculative" resources are located.

Based on the results of exploration efforts in Phase 1 and 2, if warranted, Phase 3 will prepare Feasibility Studies to determine the economic viability of developing commercial gold production from the Foley Mine.

Chairman and CEO, J. Bruce Carruthers II, said "Q-Gold is pleased to have a company working at Foley with the tremendous underground expertise offered by Whelan in all phases of mining. Whelan is completing a similar de-watering job at Armistice Resources' mine at Virginiatown, Ontario, and is currently the primary development contractor for Tagish Lake Gold Corp.'s Skukum Creek gold mine near Whitehorse in the Yukon Territory."

Mark Greasley, the Area Manager for Whelan, who will run the Foley Project, commented, "We look forward to initiating the Foley Mine rehabilitation. With the amount of existing development already at the mine, if enough gold reserves can be established by Q-Gold's upcoming exploration efforts, the mine could be put in production in a relatively short time".

About Foley Gold Mine
The mine produced 5,267 ounces of gold, principally in the late 1890's via the North Shaft sunk to the 400 foot level. However, the mine's surface facilities were destroyed by fire at the end of the century, terminating gold production.

During the period 1923-27, an extensive development program at the North Shaft of the Foley Mine was undertaken by London-based British Canadian Mining Ltd. An offset winze was then sunk from the 400 to the 850 foot level. A total of 2.5 kilometres of drifting on seven levels plus cross-cutting was completed and a mill was under construction when funds ran out prior to the Great Depression of 1929. The mine has been flooded since 1927.

A recent report by Northwestern Mineral Development Services of Kenora, Ontario, prepared for the Corporation entitled "An Underground Exploration Program on the Foley Mine Property", estimates that existing development at the Foley Mine completed by British Canadian Mining and others represents $12,000,000 worth of work in today's dollar terms.

According to the Ontario Geologic Survey, in its "Open File Report 6146 (2005)", p. 33, (authors P. Hinz, C. Ravnass and A. Raoul), the Ontario Geologic Survey reports in its recent inventory of gold reserves in Ontario that the Foley Mine contains remaining "speculative" ore reserves of 400,000 tons and 40,000 tons of "proven/probable" ore reserves – all grading one-half ounce of gold per ton. However, these figures are not compliant with reserve/ resource definitions required by NI 43-101 and will have to be confirmed by future drilling, both underground and from surface, and sampling.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Q-Gold Resources Ltd.
Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of over 32,000 acres and over 4,000 acres in the Rainy River greenstone belt.

Richard C. Beard, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II President
1-888-779-0166
Website: www.QGoldResources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

END